UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                           PS FINANCIAL CORPORATION
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  74437V109
-------------------------------------------------------------------------------
                                (CUSIP Number)


                                PAUL J. DUGGAN
     JACKSON BLVD FUND, LTD. - 53 W. JACKSON BOULEVARD - CHICAGO IL 60604
                                (312) 294-6440
-------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                               JANUARY 23, 1998
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746 (12-91) Page 1 of 11

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 2 OF 11 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul J. Duggan
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             123,700
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          123,700
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      123,700
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




SEC 1746 (12-91) Page 2 of 11

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 3 OF 11 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Blvd Fund, Ltd.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             67,700
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          67,700
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      67,700
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.3%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




SEC 1746 (12-91) Page 3 of 11

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 4 OF 11 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Blvd Equities, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             50,439
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          50,439
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      50,439
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.5%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




SEC 1746 (12-91) Page 4 of 11

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 5 OF 11 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Blvd Partners
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             56,000
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          56,000
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      56,000
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.7%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




SEC 1746 (12-91) Page 5 of 11

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 6 OF 11 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Blvd Investments, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             17,261
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          17,261
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      17,261
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




SEC 1746 (12-91) Page 6 of 11

ITEM 1.  SECURITY AND ISSUER
----------------------------

        This Schedule 13D relates to the shares of common stock, par value $.01 pr share (the "Common Stock" or the "Shares"), of PS Financial Corporation (the "Company"), with its principal executive offices located at 4800 South Pulaski Road, Chicago, IL 60632.

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

        This Schedule 13D is being filed by the following reporting persons:

        (i.)    Paul J. Duggan ("Duggan")
        (ii.)   Jackson Boulevard Fund, Ltd. (" Jackson Fund")
        (iii.)  Jackson Boulevard Equities, L.P. ("Jackson Equity")
        (iv.)   Jackson Boulevard Partners ("Jackson Partners")
        (v.)    Jackson Boulevard Investments ("Jackson Investments")

        Jackson Fund, a corporation incorporated under the laws of the State of Illinois, is the sole general partner of Jackson Equity and Jackson Investments, limited partnerships organized under the laws of the state of Illinois. Jackson Equity and Jackson Investments are private investment partnerships engaged in the purchase and sale of securities for investment for their own accounts. Jackson Fund is in the business of serving as the general partner of Jackson Equity, Jackson Investments, and other investment
partnerships.   Duggan is the sole stockholder and an officer and director of
Jackson Fund. The business address of Jackson Fund, Jackson Equity, Jackson Partners, Jackson Investments, and Duggan is 53 West Jackson Boulevard, Suite 400, Chicago, IL 60604.

        Jackson Partners is an Illinois General Partnership. Duggan is the managing general partner of Jackson Partners. Jackson Partners engages in the purchase and sales of securities for it's own account.

        Jackson Fund, Jackson Equity, Jackson Partners, Jackson Investments and Duggan have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), nor were either a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------------------

        As of January 23, 1998, Jackson Equity was the owner of record and the beneficial owner of 50,439 shares. The source of funds used by Jackson Equity to purchase the shares was Jackson Equity's working capital. Jackson Equity, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Equity's obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Equity.

        As of January 23, 1998, Jackson Investments was the owner of record and the beneficial owner of 17,261 shares. The source of funds used by Jackson Investments to purchase the shares was Jackson Investment's working capital. Jackson Investments, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Investment's obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Investments.

        Jackson Fund has a 7.7% ownership interest in the funds or property of Jackson Equity in addition to its interest as general partner of Jackson Equity. Duggan and his wife, Deborah Duggan ("Deborah"), have invested as limited partners in Jackson Equity.

        As of January 23, 1998, Jackson Partners was the owner of record and the beneficial owner of 56,000 shares. The source of funds used by Jackson Partners to purchase the shares was Jackson Partner's working capital. Jackson Partners, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Partners obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Partners. Duggan and Deborah are partners in Jackson Partners.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

        Jackson Equity, Jackson Investments and Jackson Partners acquired the shares for investment purposes, and only in the ordinary course of its business or investment activities. In the ordinary course of business, the reporting parties from time to time evaluate holdings of securities and will continue to review the prospects of the Company, and based upon such evaluation and on market conditions, economic conditions and other relevant factors, may in the future acquire additional shares or dispose of shares.

        Jackson Equity distributed certain assets to Jackson Investments on January 23, 1998 for the purposes of reorganizing under SEC hedge fund rules. Arising out of that distribution, 17,261 shares of PS Financial are now assets of Jackson Investments.

        The reporting persons under this Schedule 13D have no other present plans or proposals (other than above) which would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of
Schedule 13D. In the future, however, the reporting persons reserve the right to adopt such plans or proposals subject to applicable regulatory requirements, if any.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

        (a)     Number and Percentage
                ---------------------

                Jackson Equity beneficially owns 50,439 shares representing 2.5% of the outstanding shares.

                Jackson Investments beneficially owns 17,261 shares representing .8% of the outstanding shares.

                Jackson Fund beneficially owns 67,700 shares representing 3.3% of the outstanding shares.

                Jackson Partners beneficially owns 56,000 shares representing 2.7% of the outstanding shares.

        (b)     Power to Vote/Dispose of Shares
                -------------------------------

                Jackson Equity does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Equity has the shared power to vote and the shared power to dispose of 50,439 shares.

                Duggan does not have the sole power to vote or the sole power to dispose of any shares, rather Duggan has the shared power to vote and the shared power to dispose of 123,700 shares.

                Jackson Fund (as the general partner of Jackson Equity and Jackson Investments) does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Fund has the shared power to vote and the shared power to dispose of 67,700 shares.

                Jackson Partners has the shared power to vote or to dispose of any of its 56,000 shares.

                Jackson Investments does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Investments has the shared power to vote and the shared power to dispose of 17,261 shares.

        (c)     Purchases in the Last 60 Days
                -----------------------------

                The following table details the transactions by Jackson Equity, Jackson Partners and Jackson Investments within the 60 days period prior to the date of filing of this Schedule 13D.

                                 Amount        Average
                   Date of         of         Price Per      Type of
    Buyer        Transaction     Shares         Share      Transaction
    -----        -----------     ------         -----      -----------

Jackson Equity     12/3/97       25,000        $17.50     Purchased over
                                                          the counter

Jackson
Investments        1/23/98       17,261        $15.00     Received from
                                                          Jackson Equity

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
------------------------------------------------------------------------------
TO SECURITIES OF THE ISSUER
---------------------------

        Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

        No Exhibits are required to be filed.

OTHER.  AGREEMENT REGARDING JOINT FILING
----------------------------------------

        The undersigned hereby agree that this statement on Schedule 13D relating to shares of Common Stock, par value $.01 per share, of PS Financial Corporation, be, and any amendments to this Statement will be, filed on behalf of each of the undersigned.

                                  SIGNATURES
                                  ----------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 30, 1998

                                        JACKSON BOULEVARD EQUITIES, L.P.

                                        By:  JACKSON BOULEVARD FUND, LTD.,
                                                General Partner


                                             By: /s/ Paul J. Duggan
                                                 -------------------------
                                                 Paul J. Duggan, President


                                        JACKSON BOULEVARD FUND, LTD.


                                        By:  /s/ Paul J. Duggan
                                             --------------------------
                                             Paul J. Duggan, President


                                        JACKSON BOULEVARD PARTNERS


                                        By:  /s/ Paul J. Duggan
                                             --------------------------
                                             Paul J. Duggan, Partner


                                        JACKSON BOULEVARD INVESTMENTS, L.P.

                                        By:  JACKSON BOULEVARD FUND, LTD.,
                                                General Partner


                                             By: /s/ Paul J. Duggan
                                                 -------------------------
                                                 Paul J. Duggan, President